Dennis J. Scott	(301) 564-3352 phone
Senior Vice President, General Counsel,
Chief Compliance Officer & Corporate Secretary

April 23, 2020

VIA EDGAR

Ms. Irene Barberena-Meissner, Staff Attorney

Ms. Lauren Nguyen, Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Centrus Energy Corp. Preliminary Proxy Statement on Schedule 14A Filed April 15, 2020 File No. 001-14287

Dear Ms. Barberena-Meissner and Ms. Nguyen:

This letter sets forth the response of Centrus Energy Corp. (the “Company,” “we” or “our”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 22, 2020 (the “Comment Letter”), regarding the above-referenced filings with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Preliminary Proxy Statement on Schedule 14A

PROPOSAL 2. APPROVAL OF THE SECTION 382 RIGHTS AGREEMENT, AS AMENDED, page 33

1.        Please revise to disclose the reasons for and general effect of shareholder approval for Proposal 2. In this regard, we note that while the Initial Rights Agreement was approved by your stockholders, it appears that all amendments thereto (i.e., the First Amendment, Second Amendment, and Third Amendment) were each adopted without stockholder approval because it was not required under the Rights Agreement. We further note that the Third Amendment approved by the Board and adopted by the Company on April 13, 2020 changed the Final Expiration Date from April 5, 2022 to June 30, 2021. Please revise to explain why the Board expects to further amend the Rights Agreement to provide that the Final Expiration Date will be August 31, 2020 if the Rights Agreement, as amended, is not approved by stockholders. Please refer to Item 19 of Schedule 14A.

Response: As disclosed in the Company’s preliminary proxy statement on Schedule 14A, filed April 15, 2020, file no. 001-14287 (the “Preliminary Proxy Statement”), on April 6, 2016 the Company adopted a Section 382 Rights Agreement (the “Rights Agreement”) to help protect its substantial net operating loss (“NOL”) asset.  The initial expiration of the Rights Agreement (as defined in the Rights Agreement, the “Final Expiration Date”) was April 5, 2019. The Rights Agreement was approved by stockholders the following year at the Company’s annual stockholder meeting for 2017, held on May 31, 2017.  On April 3, 2019, two days prior to the expiration of the Rights Agreement, the Board of Directors of the Company (the “Board”) determined that it was necessary to extend the term of the Rights Agreement to continue to protect the Company’s NOL asset.  The Company therefore amended the Rights Agreement to extend the Final Expiration Date an additional three years until April 5, 2022 (the “Initial Extension”).  At that time, the Company publicly announced its intention to seek stockholder approval for the Initial Extension the following year at the Company’s 2020 annual meeting of its stockholders (the “2020 Annual Meeting”).   As a result of that announcement, an investor advocacy group recommended withholding votes for the election of the Company’s slate of nominees to the Board at the 2020 Annual Meeting because the Company did not seek stockholder approval of the Initial Extension.  In order to obtain stockholder approval of the Initial Extension and to better align the expiration of the Rights Agreement, as amended, with the Company’s annual stockholder meeting schedule, the Board adopted the Third Amendment to the Section 382 Rights Agreement on April 13, 2020 to modify the Final Expiration Date from April 5, 2022 to June 30, 2021 (the “Amended Extension”).  As previously disclosed, the Company has included the Amended Extension in the Preliminary Proxy Statement.  The Board also has indicated in the Preliminary Proxy Statement that, should the stockholders of the Company fail to approve the Amended Extension, the Board expects to further amend the Rights Agreement to modify the Final Expiration Date from June 30, 2021 to August 31, 2020 (the “Potential Amended Extension”).

If the Company’s stockholders fail to approve the Amended Extension at the 2020 Annual Meeting, the Board expects to enter into the Potential Amended Extension in order to honor the desire of the Company’s stockholders (as evidenced by such failure to approve the Amended Extension) to terminate the Rights Agreement and thus adhere to guidance from investor advocacy groups that, if the stockholders of a company have failed to approve a shareholder rights agreement, such shareholder rights agreement should terminate. Accordingly, if the Company’s stockholders fail to approve the Amended Extension, the Board expects that the Rights Agreement would terminate on August 31, 2020, instead of ten months later (on June 30, 2021), as currently contemplated by the Amended Extension. Furthermore, while the Board expects to honor such desire of the Company’s stockholders should such stockholders fail to approve the Amended Extension, the Board is also cognizant of the value of the NOLs and other tax benefits to the Company and its stockholders and that, without the Rights Agreement, such NOLs and other tax benefits will not be protected from potential use limitations if there is an “ownership change”, as defined in Section 382 of the Internal Revenue Code, as amended. Therefore, should the Board adopt the Potential Amended Extension, it expects to elect August 31, 2020 as the Final Expiration Date in order to provide the Board an opportunity after the 2020 Annual Meeting, but prior to the termination of the Rights Agreement, to develop a course of action to continue to protect the NOLs and other tax benefits of the Company.

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In order to provide further clarity, the Company will revise the last paragraph that appears on Page 33 of the Preliminary Proxy Statement immediately prior to the section entitled “Reasons for the Rights Agreement” to read as follows in the Definitive Proxy Statement:

            We are seeking stockholder approval of the Rights Agreement. If the Rights Agreement is not approved by a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote at the Annual Meeting, in consideration of the best interests of the Company’s stockholders, the Board expects to shorten the term of the Rights Agreement by further amending the Rights Agreement to provide that the Final Expiration Date will be August 31, 2020 (instead of ten months later, on June 30, 2021), such that the rights issued under the Rights Agreement will expire on August 31, 2020 (instead of ten months later on June 30, 2021). In such event, after August 31, 2020 and the termination of the Rights Agreement we would continue to possess NOLs and other tax benefits that have shareholder value but are no longer protected by the Rights Agreement.  Accordingly, providing a Final Expiration Date of August 31, 2020 in the event that the Rights Agreement is not approved by a majority of the shares present at the Annual Meeting in person or by proxy and entitled to vote at the Annual Meeting affords the Board an opportunity after the Annual Meeting, but prior to the termination of the Rights Agreement, to potentially develop a plan to protect our NOLs and other tax benefits in the absence of the Rights Agreement and thus protect shareholder value. See “Proposal 2. Approval of the Section 382 Rights Agreement, as amended -- Reasons for the Rights Agreement”. The rights may also expire on an earlier date if certain events occur, as described more fully set forth in the Rights Agreement.

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We appreciate the Staff’s comment and request that the Staff contact the undersigned at (301) 564-3352 or by email at scottd@centrusenergy.com with any questions or comments regarding this letter.

Very truly yours,

Dennis J. Scott

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